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Women-ledMinority-owned
Massachusetts Cannabis Company

Cannabis

Boston, MA
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Early Investor Bonus: The investment multiple is increased to 2.2× for the next $100,000 invested.
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THE PITCH
Massachusetts Cannabis Company is seeking investment to support startup costs and dispensary locatio
women owned & operated.
First LocationRenovating LocationLease Secured
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAF
REVIEW SPECIFICS
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MASSACHUSETTS CANNABIS COMPANY MISSION
Elegantly Refined Compassionate Cannabis Care.
Wellness Advisers will educate consumers about Cannabis, different strains, methods of intake, and safety
approach accommodate individual needs and preferred effect.
Satisfy our customers with reliable superior quality, value, and service. Offering discreet delivery with eco
Appreciate, value, and develop each employees' diverse talents, initiative and leadership.
Act with uncompromising honesty and integrity in everything we do.
Educate and employ members of the community and will conduct annual job fairs for locals looking for wo
Directly make a social impact supporting Women in the Cannabis Industry
Agility and inItiative to strive in the competitive industry balanced with creative thinking and strategic plan
Desire to change the status quo by encouraging research and education efforts to reduce the stigma.
Reducing stigma by empowering and educating rather than shaming. Continuously educating the commur

Board Director

Founder/CEO of Massachusetts Cannabis Company

Serial Entrepreneur with proven track record for success.

Actively involved with State and National advocacy for Cannabis and Women in Cannabis

Passion for local community support

Received multiple HCAs

MA CCC Social Equity Program (SEP) participant

Owner of Canna Management LLC Consulting

Founder of MSEA (Massachusetts Social Equity Association)

Founder of NJCSEA (New Jersey Cannabis Social Equity Association)

Ambassador of Massachusetts for the Women's Cannabis Chamber of Commerce

WCCC Advisory Board Member

Board Member for Women of Color Scholarships

Adrienne Dean, ESQ
Managing Director of Compliance

Founding Partner of A. Dean Law, PC - a woman-owned cannabis licensing and corporate law firm

Specializes in Marijuana company licensing and regulatory matters in the Commonwealth of MA as well as law matters

Successfully represented companies seeking marijuana licenses in the Commonwealth of MA

Advised businesses on zoning and local permits

Appeared before local governmental bodies in obtaining approvals

Completed state license applications for medical and recreational marijuana licenses

Fellow of the American Academy of Family Physicians and a Diplomat Certified in Cannabis Medicine

Dr. Dhanabalan is the founder / CEO of Global Health & Hygiene Solutions, whose mission is to promote w
and private sectors.

She currently practices at Uplifting Health & Wellness in Cambridge, MA.

She is dedicated to "Educating, Embracing, and Empowering" her patients while promoting cannabis as a

Dr. Dhanabalan believes that "Cannabis is not an entrance drug; it is an exit drug from pharmaceuticals an

Dr. Dhanabalan reviews medical records, medications, and bloodwork in family medicine and preventative

Advocate of holistic treatments and provides Medical Marijuana Card exampinations.

Dedicating 40-years experience as a Harvard graduate, Dr. Dhanabalan understand the human healing pro
functional endocannabiology, and cannabinoid medicine

Karen Golden
Managing Director of Human Resources

Principal of Hollis HR LLC with over twenty years experience in HR and is certified as a Senior Professional

Expanded her skills and knowledge into the cannabis industry since its legalization in MA and understands
Control Commission compliance and Human Resources.

Navigates through complexity hiring, background checks, and agent registrations.

As a Notary Public for the Commonwealth of MA, Karen can assist clients in expediting the agent registrat

MASSACHUSETTS MARKET OVERVIEW
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NOVEMBER 2020

Accepted and initiated Social Equity Program with MA Cannabis Control Commission

FEBRUARY 2021
Incorporated

Massachusetts Cannabis Company Established

JULY 2022 – DECEMBER 2022

Open Monson Dispensary, Manufacturing, Delivery, and Begin raise to initiate Cultivation.

JANUARY 2023 – MARCH 2022

Prepare to open Boston Dispensary

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MASSACHUSETTS CANNABIS COMPANY – BOSTON RETAIL DISPENSARY
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MCC LLC TIMELINE
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MCC LLC INVESTMENT STRATEGY
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THE MASS CANNABIS CO. NETWORK
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Massachusetts Cannabis Company networking with Canna Mgt supporting the Cannabis industry and loca

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COMMUNITY EFFORTS
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ELEGANTLY REFINED COMPASSIONATE CANNABIS CARE
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Q&A
Who is your biggest inspiration?

My biggest inspiration is my children, they remind me every day that diamonds are only created under pre

Why are you raising capital and why is now a good time?

MCC is raising capital to secure and build multiple opportunities in the MA Cannabis market. We see a tren

MCC is raising capital to secure and build multiple opportunities in the MA Cannabis market. We see a trer
Cannabis Industry, and have far surpassed $2 billion dollars since 2018 when recreational cannabis sales v
Cannabis Control Commission has approved participants into a social equity and economic empowerment
participant's discounted rates and licensing fees, three year exclusivity to Delivery and Social Consumptio
program which expedites review process, reduces cost associated with licensing, Service providers, comr

What are the main challenges for this businesses?

Cannabis is still federally illegal, creating tax implications that are not present in typical businesses. Interst
to ship/sell cannabis across state lines, leaving many States that are legalized with product shortage. Canı
incredible profit margins. Although start up is high, the profit is too once operational. Cultivation allows the
reliability, and affordability of products. However, the main challenges in the cannabis industry are access
to property, or lack of community support and resources. The stigma around cannabis still exist and it's qu
companies up to predatory lending. Reducing the stigma and educating the community can be challenging
outreach encourages new investors, company growth, and community relationships.

Who is your biggest inspiration?

My biggest inspiration is my children, they remind me every day that diamonds are only created under pre

Why are you raising capital and why is now a good time?

MCC is raising capital to secure and build multiple opportunities in the MA Cannabis market. We see a trer
Cannabis Industry, and have far surpassed $2 billion dollars since 2018 when recreational cannabis sales v
Cannabis Control Commission has approved participants into a social equity and economic empowerment
participant's discounted rates and licensing fees, three year exclusivity to Delivery and Social Consumptio
program which expedites review process, reduces cost associated with licensing, Service providers, comr

What are the main challenges for this businesses?

Cannabis is still federally illegal, creating tax implications that are not present in typical businesses. Interst
to ship/sell cannabis across state lines, leaving many States that are legalized with product shortage. Canı
incredible profit margins. Although start up is high, the profit is too once operational. Cultivation allows the
reliability, and affordability of products. However, the main challenges in the cannabis industry are access
to property, or lack of community support and resources. The stigma around cannabis still exist and it's qu
companies up to predatory lending. Reducing the stigma and educating the community can be challenging
outreach encourages new investors, company growth, and community relationships.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
EXPERIENCE INSPIRES
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Documents

Investor Agreement

2021 Balance Sheet

Massachusetts Cannabis Company Boston - Business Plan (1)-min.pdf

Investment Round Status

Target Raise $200,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends March 2nd, 2022

Summary of Terms

Legal Business Name MCC, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

2.2×

Investment Multiple 1.8×

Business's Revenue Share 1%-1.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1st, 2029

Financial Condition

No operating history

Massachusetts Cannabis Company was established in [February, 2021]. Accordingly, there are limited fina
investors to review. When evaluating this investment opportunity, investors should consider factors outline

Forecasted milestones

Massachusetts Cannabis Company forecasts the following milestones:

Secure lease in [Dorchester, MA] by [November, 2021].

Hire for the following positions by January, 2021:

Administrative Assistant, Technical Support, and Marketing Assistant

Achieve 18 Million Dollars of revenue per year by year one.

Achieve 20 Million Dollars of revenue per year by year two.

medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, a regulations are broad in scope and subject to evolving interpretations, which could require us to incur sub compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, o what effect additional governmental regulations or administrative policies and procedures, when and if pro

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not acce trade and therefore would not be able to do business with the Company. As such, the Company and its wh finding a bank willing to accept their business. There can be no assurance that banks currently or in the fu cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may open accounts, use the service of banks and otherwise transact business, which in turn may negatively af

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do permitted under state law, as well as guidance from the United States Department of Justice, banks remai businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there rem may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution o involved in the cannabis industry, including us, continue to have trouble establishing and maintaining bank and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are expose

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VA

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial in the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may ne personal checks and/or third party financial applications. This other sources may subject repayments to ad subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Ma Company will be responsible for facilitating all repayments and it is possible the Company may have difficu these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees a Note is not like that at all. The ability of Massachusetts Cannabis Company to make the payments you ex money back, depends on a number of factors, including many beyond our control.

Cannabis Company were to leave Massachusetts Cannabis Company or become unable to work, Massach
investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Massachusetts Cannabis Company and the key persons will have no control. Changes in assumptions or t
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significan
Consequently, there can be no assurance that the actual operating results will correspond to the forecasts
Massachusetts Cannabis Company is a newly established entity and therefore has no operating history fro
with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Massachusetts Cannabis Company might need to raise more capital in the future to fund/expand operatior
new team members, market its services, pay overhead and general administrative expenses, or a variety o
that additional capital will be available when needed, or that it will be available on terms that are not adver
Massachusetts Cannabis Company is unable to obtain additional funding when needed, it could be forced
cease operations altogether.

Changes in Economic Conditions Could Hurt Massachusetts Cannabis Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Massachusetts Cannabis Company's financial
operate. In the event Massachusetts Cannabis Company ceases operations due to the foregoing factors, i
to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mass
Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

antitrust laws, and health care laws, could negatively affect Massachusetts Cannabis Company's financial
operate. Specifically, any additional regulation on the industry could significantly negatively affect the bus

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Massachusetts Cannabis Company's management will co
Cannabis Company to be as successful as possible. However, your interests might be in conflict in other in
might want Massachusetts Cannabis Company to act conservative to make sure they are best equipped to
Massachusetts Cannabis Company might prefer to spend aggressively to invest in the business. You would
managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Massachusetts Cannabis Company needs more capital in the future and takes on additional debt or othe
investors might have rights superior to yours. For example, they might have the right to be paid before you
have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Massachusetts Cannabis Company or management), which is responsible for monitoring
compliance with the law. Massachusetts Cannabis Company will not be required to implement these and o

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Massachuse
more successful than your initial expectations.

You Do Have a Downside

Conversely, if Massachusetts Cannabis Company fails to generate enough revenue, you could lose some c

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Massachusetts Cannabis Company, and the revenue
can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you
the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Massachusetts Cannabis Company is a newly established entity and has no history for prospective invest

This information is provided by Massachusetts Cannabis Company. Mainvest never predicts or projects pe audited this information. For additional information, review the official Form C filing with the Securities and website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Massachusetts Cannabis Company isn't accepting investments right now, but is trying to get a sense of ho You will not need to provide any money, and we won't be accepting money or selling securities, until all of obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering so choose.

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